1313

VF 3-8-05

05036039

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washin[gton]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH, D.C. 213

SEC FILE NUMBER
8-40487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 3, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dahlman Rose & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sobel 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Horowitz & Company, LLP
(Name – *if individual, state last, first, middle name*)

675 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dahlman Rose & Company, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

MERYL COHEN
Notary Public, State of New York
No. 01CO6063601
Qualified in Queens County
Commission Expires September 4, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elliot
Horowitz &
Company, LLP

Certified Public
Accountants

675 Third Avenue
New York, New York 10017
Telephone 212/972-7500
Fax 212/972-7050
www.elliothorowitz.com

February 1, 2005

To the Members of
Dahlman Rose & Company, LLC
(formerly TSD Trading, LLC)
New York, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Dahlman Rose & Company, LLC (formerly TSD Trading, LLC) (the "Company") as of December 31, 2004 and the related statements of income and changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dahlman Rose & Company, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliot Horowitz & Company, LLP

DAHLMAN ROSE AND COMPANY, LLC
(FORMERLY TSD TRADING, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$1,754,054
Due from clearing broker	2,770,604
Securities owned, at market value	644,742
Accounts receivable	20,000
Furniture and equipment (net of accumulated depreciation of $4,529)	51,401
Other assets	50,140
Goodwill	75,000
TOTAL ASSETS	**$5,365,941**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 155,767
Income taxes payable	80,000
Securities sold not yet purchased, at market value	3,322
TOTAL LIABILITIES	**239,089**
MEMBERS' CAPITAL	**5,126,852**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$5,365,941**

See notes to financial statements

DAHLMAN ROSE AND COMPANY, LLC
(FORMERLY TSD TRADING, LLC)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Dahlman Rose & Company, LLC (formerly TSD Trading, LLC) (the "Company") is a Delaware limited liability company which commenced operations on November 19, 2000. Effective January 1, 2004, DR BD Holdings, LLC (formerly DRW BD Holdings LLC) and REDS Management, LLC (formerly DRW Management, LLC) purchased all the interests in the Company from Carlin Equities Corp (Carlin). The Company acts as an introducing broker for which it earns commissions and enters into proprietary security transactions for its own account. All transactions for customers and proprietary trading are cleared through and carried by a New York Stock Exchange and a National Association of Securities Dealers, Inc. ("NASD") member firm on a fully disclosed basis. The Company also earns fees from underwriting and financial advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASD.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Sales of securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in trading on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

Furniture and Equipment

Furniture and equipment were stated at cost and are being depreciated on the straight-line method over the estimated useful lives of the assets of five years.

Commissions

Commissions earned as an introducing broker and the related expenses are recorded on a trade date basis.

Investment Banking and Advisory Fees

Underwriting fees are earned at the time the underwriting is completed and income is reasonably determinable. Financial advisory income is recognized as services are rendered.

Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Goodwill

Goodwill represents the excess of the cost of the business acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill is not amortized but is reviewed annually for impairment. If, based on these reviews, the related assets are found to be impaired, their carrying value will be adjusted through a charge to earnings.

3. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

4. DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker (Goldman Sachs) pursuant to a fully disclosed clearance agreement. The clearing broker pays interest on credit balances.

At December 31, 2004, the due from clearing broker reflected on the statement of financial condition are commissions receivable and cash held by the clearing broker. At December 31, 2004, securities owned, which consisted of common stocks, are held by the clearing broker.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customer accounts and clears such transactions.

For transactions in which the Company, through its clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company is required to maintain accounts of cash, securities or a combination of both having a market value of $1,000,000 or such other amount that the clearing broker may require at a future date. The accounts may be used by the Company to trade securities on a proprietary basis. At December 31, 2004, there were no amounts to be indemnified to the clearing broker for these transactions.

5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature.

6. INCOME TAXES

The Company, as a limited liability company, has elected to be taxed as a partnership and therefore is not subject to Federal and state income taxes. The members of the Company report their share of the Company's taxable income or loss on the members' income tax returns. The Company is required to pay New York City unincorporated business tax.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $100,000. At December 31, 2004, the Company had net capital of $4,833,600 which was $4,733,600 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.05 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

8. GUARANTEES

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. ACQUISITION

Effective January 1, 2004 DR BD Holdings LLC (formerly DRW BD Holdings, LLC) and REDS Management LLC (formerly DRW Management, LLC) purchased all the interests of the Company from Carlin for $75,000. The capital of the Company was distributed to Carlin upon the sale. The entire purchase price was allocated to goodwill.

The total amount of goodwill is deductible for tax purposes.